UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 8, 2011

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Johnson & Johnson Acquires 98.89% of Issued Crucell Shares as of the End of the Subsequent Offering Period
and
Crucell Intends to Delist Crucell Ordinary Shares and ADSs

New Brunswick, N.J., and Leiden, the Netherlands, 8 March 2011 - Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that following the end of the subsequent offering period (na-aanmeldingstermijn, Subsequent Offering Period), Johnson & Johnson has acquired 98.89% of the issued Shares in Crucell N.V. (Crucell) (which includes treasury shares held by Crucell) and 98.93% of the issued and outstanding Shares in Crucell.

Reference is made to the joint press release of Johnson & Johnson and Crucell dated 8 December 2010 announcing the recommended cash offer by Johnson & Johnson, through its indirect wholly-owned subsidiary, JJC Acquisition Company B.V. (the Offeror) for all of the issued and outstanding ordinary shares (Ordinary Shares) in the capital of Crucell, including all Ordinary Shares represented by American depositary shares (ADSs), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the Shares and the holders of such Shares are referred to as the Shareholders) at an offer price of ¬24.75 per Share (the Offer). On 22 February 2011 Johnson & Johnson declared the Offer unconditional.

Subsequent Offering Period

The Subsequent Offering Period expired, as scheduled, at 17:45 Dutch Time (11:45 New York Time) on 8 March 2011. The Shares tendered for acceptance under the Offer during the Subsequent Offering Period by Shareholders other than members of the Johnson & Johnson group amount to 3,352,422 Shares (including 222,103 represented by ADSs), representing 3.78% of the issued share capital of Crucell (which includes treasury shares held by Crucell). All Shares that were validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), on the terms and subject to the conditions and restrictions of the Offer, during the Subsequent Offering Period have been accepted for payment. As of the end of the Subsequent Offering Period 87,791,419 Shares are held by or tendered to the Offeror, representing 98.89% of the issued share capital of Crucell (which includes treasury shares held by Crucell).

Delisting, Deregistration and Termination of Reporting Obligations

Crucell intends to delist the Ordinary Shares on Euronext Amsterdam (Euronext) and the Swiss Exchange (SIX) and the ADSs on the NASDAQ Global Market Select (NASDAQ) as soon as reasonably practicable under applicable law and stock exchange rules and regulations. Accordingly, Crucell intends to file a Form 25 with the U.S. Securities and Exchange Commission (SEC) to effect the delisting of the ADSs from NASDAQ. Crucell intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. Crucell intends to delist the Ordinary Shares on Euronext and SIX after the Form 15F is filed. Crucell reserves the right to delay or withdraw for any reason the filing of the Form 25 and Form 15F or the delisting on Euronext and/or SIX.

Statutory Buy-Out Proceedings

As the Offeror holds at least 95% of the Shares (excluding treasury shares held by Crucell), the Offeror intends to acquire the remaining Shares by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a and/or 359c of the Dutch Civil Code, to be initiated as soon as reasonably practicable. Further details will follow as circumstances require.

Additional Information

This joint press release is issued pursuant to the provisions of Section 17 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

On 8 December 2010, the Offeror commenced the Offer to acquire all of the issued and outstanding Ordinary Shares in the capital of Crucell, including all Ordinary Shares represented by ADSs, on the terms and subject to the conditions and restrictions contained in the Offer Document dated 8 December 2010 (the Offer Document). Shareholders who accepted the Offer and tendered Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, the Offer Price in consideration of each Ordinary Share. Shareholders who accepted the Offer and tendered ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by Computershare Trust Company, N.A. to pay for ADSs upon completion of the Offer, in consideration of each ADS. The Offer was declared unconditional by Johnson & Johnson on February 22, 2011 and the Subsequent Offering Period expired at 17:45 Dutch Time (11:45 New York Time) on 8 March 2011. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Crucell, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offer is being made pursuant to the tender offer statement on Schedule TO (including the Offer Document, a related ADS letter of transmittal and tender and proxy form, and other relevant materials) filed by the Offeror with the U.S. Securities and Exchange Commission (SEC) on 8 December 2010.

SHAREHOLDERS OF CRUCELL ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site (www.sec.gov) or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, U.S.A. (Attention: Corporate Secretary’s Office). The Offer Document is available free of charge on the website of Crucell at www.crucell.com. Hard copies of the Offer Document will also be available at the offices of Crucell at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands; at the offices of the Dutch Settlement Agent, ING Bank N.V., Bijlmerdreef 888 1102 MG Amsterdam, the Netherlands (Attention: Sjoukje Hollander/Remko Los), telephone: + 31 20 563 6546 / + 31 20 563 6619, email: iss.pas@ing.nl); and at the offices of the U.S. Settlement Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements

(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended 2 January 2011, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended 31 December 2009, as filed with the U.S. Securities and Exchange Commission on 7 April 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors

Oya Yavuz

Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
 ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

March 8, 2011 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations